Exhibit M

MARCATO NOMINATES FOUR HIGHLY-QUALIFIED CANDIDATES FOR ELECTION TO THE
BUFFALO WILD WINGS BOARD OF DIRECTORS

Believes Nominees’ Substantial Restaurant Expertise Will Strengthen Buffalo Wild Wings’ Brand Strategy,
Restaurant-Level Execution, Franchising Plan and Capital Allocation Framework

SAN FRANCISCO – February 6, 2017 –  Marcato Capital Management LP (“Marcato”), a San Francisco-based investment manager which manages funds that beneficially own approximately 5.2% of the outstanding common shares of Buffalo Wild Wings, Inc. (NASDAQ: BWLD) (“Buffalo Wild Wings” or the “Company”), today announced that it has nominated four highly-qualified candidates for election to the Buffalo Wild Wings Board of Directors (the “Board”) at the 2017 Annual Meeting of Shareholders.

Marcato strongly believes in the substantial future potential of Buffalo Wild Wings. However, Marcato also believes that for Buffalo Wild Wings to reach its full potential, the Company must address the persistent failures that have plagued critical business areas, including:

•	Declining guest traffic;
•	Eroding restaurant-level profit margins;
•	Unchecked cost inflation for new units and remodels;
•	Deteriorating returns on invested capital;
•	Bungled technology implementations;
•	Misguided and distracting investments in speculative new brand concepts;
•	Drastic shortfalls to international expansion goals; and
•	Wasteful capital allocation decisions to buy in franchisee units at excessive valuations.

Mick McGuire, Managing Partner of Marcato, said: “Buffalo Wild Wings enjoys a recognizable brand, distinctive consumer experience and substantial opportunity for continued system growth worldwide.  Unfortunately, however, in recent years, critical business areas have underperformed – resulting in an erosion of shareholder value.

“We believe essential changes are necessary for Buffalo Wild Wings to achieve its full potential and that these changes must begin at the Board level.  Buffalo Wild Wings’ Board appears to display an alarming lack of relevant experience in the areas of restaurant operations, foodservice and supply chain innovation, franchise system management, corporate finance and capital markets.  Given these issues, coupled with the incumbent directors’ negligible economic interest, shareholders should ask themselves: how can the incumbent board provide the oversight and accountability that shareholders deserve?

“While three new directors were appointed this fall, in our view these additions do not go far enough to address the significant skills deficiencies and lack of economic alignment of the current Board.  We believe our carefully selected, highly-qualified director nominees have the extensive restaurant industry operating, strategic and financial expertise that the incumbent directors sorely lack, and will bring fresh perspectives and robust oversight to Buffalo Wild Wings’ Board. Importantly, our nominees are proven business leaders who are committed to working with the incumbent directors and creating value for all shareholders.  The time for change at Buffalo Wild Wings is long overdue.”

Marcato’s four director nominees are:

•
Scott Bergren, a best-in-class casual dining executive who brings significant brand management and food innovation experience from one of the world’s largest restaurant companies; formerly Chief Executive Officer of YUM! Brands’ Pizza Hut (Global) and YUM! Innovation businesses.

•
Sam Rovit, a recognized expert in corporate transformation with deep knowledge of global food and restaurant companies having served as both a management consultant and senior operating executive; currently President and Chief Executive Officer of CTI Foods.

•
Lee Sanders, a seasoned restaurant and franchise industry executive with intimate knowledge of the Buffalo Wild Wings franchise system from his role in its development during a period of rapid growth; currently Managing General Partner at Rocket Chicks, LP, and formerly Executive Vice President and Global Chief Development Officer of TGI Fridays.

•
Mick McGuire, representing one of Buffalo Wild Wings’ largest investors, is a sophisticated investment professional committed to ensuring that boards of directors and corporate executives employ frameworks and strategies that maximize long-term shareholder value.

McGuire, continued: “For months, we have sought to engage in constructive dialogue with Buffalo Wild Wings to address the Company’s deficiencies and opportunities for significant value creation. Unfortunately, the Company has been unwilling to explore a serious dialogue in any of these areas, exposing an acute breakdown in good governance and shareholder alignment. If elected, our director nominees will be intensely focused on reinvigorating the Buffalo Wild Wings brand, recapturing neglected operating margin opportunities, establishing a sound capital allocation framework, implementing a coherent and capital efficient franchising strategy and realigning management incentives for the benefit of employees, franchisees, customers and shareholders.”

Additional information about Marcato’s investment in Buffalo Wild Wings, including detailed biographies of its director nominees, can be found at: www.WinningatWildWings.com.

Biographies of Marcato’s Director Nominees:

Scott Bergren
Scott Bergren is a veteran of the restaurant industry.  He is the former Chief Executive Officer of YUM! Brands’ (NYSE: YUM) Pizza Hut brand and business, including substantial franchising experience of both international and domestic businesses.  He ran the global business (over 14,000 restaurants) during 2014 until his retirement, and prior to that was President and later CEO of the domestic Pizza Hut brand (over 6,000 restaurants and 1,500 express and travel center locations) from 2006 to 2013.  In these capacities he had extensive experience with relevant initiatives such as strategic menu pricing, refranchising company restaurants to shift capital responsibilities away from the brand, creating programs to improve restaurant building costs and returns, and re-imagining supply chain through better bidding process and smarter sourcing.

In over 20 years with YUM!, he also served as the CEO of YUM! Innovation from 2011 to 2014 where he coached senior staff to re-imagine the businesses of YUM! as consumers and media underwent rapid change.  Other roles included Chief Marketing and Food Innovation Officer for the YUM! Brands parent company, and for the KFC domestic operating division, from 2004 to 2006; and prior to that, as the top brand and marketing officer for the International Division in the role of Chief Concept Officer of YUM! Restaurants International, from 2002 to 2004.

He was CEO of full-service casual dining company Chevy’s Fresh Mex from 1995 to 2002.  Prior to that he served as the Director General of PepsiCo Restaurants Northern Latin American operations headquartered in Mexico City.  He also served as President CEO of Round Table Pizza and Peter Piper Pizza, regional American pizza chains.

In his various leadership roles Mr. Bergren has sponsored the creation of fast casual brands intended as additional growth vehicles for franchising, and served as President of these companies, which include Fuzio Universal Pasta, Super Chix, and the Banh Shop.

He has board seats with the Wawa chain of inspired convenience stores, and with La Quinta Holdings, the owner, operator and franchisor of select-service hotels.

Mr. Bergren holds BS and MS degrees from Northwestern University’s Medill School of Journalism.

Sam Rovit
Sam Rovit is a proven executive leader and strategist, with over 20 years of experience in the food services industry building and leading consumer retail brands, and managing and servicing complex manufacturing supply chains.

Since October 2015, Mr. Rovit has served as the President and Chief Executive Officer of CTI Foods, a leading independent provider of custom food solutions to major chain restaurants and manufacturers in North America.

Previously, from September 2013 to March 2015, Mr. Rovit was President of the Refrigerated Meals Business Unit at Kraft Foods, where he was responsible for managing iconic brands such as Oscar Mayer, Lunchables, Claussen Pickles and Boca. In that role, he oversaw more than 6,000 employees and successfully grew both top and bottom lines.

From February 2011 to August 2013, Mr. Rovit served as Kraft’s Executive Vice President – Strategy, overseeing and architecting the separation of the former Kraft Foods Inc. into two stand-alone, public companies – Kraft Foods Group and Mondelez International. Following the launch of the new Kraft in October 2012, Mr. Rovit added the Planters nuts business to a portfolio of responsibilities that included strategy, corporate development, information systems and business process excellence. Under Mr. Rovit’s leadership as President of Planters Nuts, the Planters business model was transformed, leading to brand share growth for the first time in nearly two years.

Earlier in his career, from May 2005 to June 2007, Mr. Rovit served as President and Chief Executive Officer of Swift & Company, at the time one of the largest red meat companies in the world.

From 1988 until 2005 and then again from 2008 to 2010, Mr. Rovit was a senior partner with Bain & Company with a particular emphasis on corporate transformations.  During his career at Bain he consulted extensively with retail and restaurant companies, founded Bain’s Global Agribusiness practice, led its Global Merger Integration practice, and led a Corporate Restructuring practice.  He is also co-author of Mastering the Merger, HBS Press 2004.

Mr. Rovit holds an MBA from Harvard Business School, an MA in Law and Diplomacy from Tufts University, and a BA in Public Policy Studies from Duke University.

Lee Sanders
Lee Sanders has deep restaurant industry knowledge and field operations expertise, having held various senior executive roles with outstanding success in franchise development, distributor networks and operations management, including previously serving in such a role at Buffalo Wild Wings.

Since January 2015, he has served as the Managing General Partner at Rocket Chicks, LP, directing development and operation of Golden Chick restaurants and the sale of franchises for more than 80 franchised Golden Chick locations in Houston and Beaumont.

Mr. Sanders has significant experience building and leading teams at start-up, turnaround, growth and Fortune 500 companies. From November 2012 to November 2013, he served as the Executive Vice President and Global Chief Development Officer of TGI Fridays –  repositioning the brand by designing and executing a new restaurant concept that was rolled out globally. In just one year, he managed the opening of 45 new TGI Fridays’ units across 10 countries, including China, Japan, Pakistan, the European Union and the United States.

From January 2010 to November 2012, he was TGI Fridays’ President of Franchising, spearheading all aspects of the field operations team, including overseeing operations, finance, franchise marketing/sales, human resources and field training/marketing. While in this role, he developed and deployed a high-impact refranchising strategy, enabling the sale of 75 company locations to franchisees.

From March 2007 through January 2010, Mr. Sanders was President and Chief Executive Officer of The Johnny Rockets Group, Inc., during which time he revitalized the performance of the business – growing store revenues and improving company profitability, repairing franchisee relationships and improving guest satisfaction, and minimalizing overhead while maximizing new unit growth. He also oversaw the opening of more than thirty-five new international and domestic units located across military bases, MLB and NFL stadiums, amusement parks, airports and cruise ships.

Earlier in his career from August 2001 through May 2007, Mr. Sanders served as Senior Vice President of Development and Franchising for Buffalo Wild Wings. In this role, he successfully planned and led the national rollout and opening of 486 units within seven years – driving annual retail sales to $2.5 billion for the 1000+ unit chain. He also oversaw the buildout of company’s Franchise Operations Group, growing its team of three to a national field operations organization.

Prior to Buffalo Wild Wings, Mr. Sanders held a variety of operational and strategic planning positions at Dunkin’ Brands, General Mills, Inc., Frito-Lay and Kraft.

Mr. Sanders holds an MBA and BBA from Texas A&M University - Commerce.

Mick McGuire
Mick McGuire is the Founder and Managing Partner of Marcato Capital Management.  Based in San Francisco, Marcato manages a select number of passive and activist investments across all industries with a primary focus on opportunities in middle-market public equities.  Prior to forming Marcato in 2010, Mr. McGuire was a partner at Pershing Square Capital Management, where he evaluated investments in the consumer, restaurant, retail, financial services and business services industries.

Mr. McGuire has spent his entire career in private and public equity investing and holds an MBA from Harvard Business School and a Bachelor’s degree in Economics from Princeton University.  Mr. McGuire also serves on the board of Tipping Point Community, the Bay Area’s leading poverty-fighting organization and previously served on the board of NCR Corporation from November 2014 to November 2015.

Media:
Jonathan Gasthalter/Nathaniel Garnick/Amanda Klein
Gasthalter & Co.
(212) 257-4170

Investors:
Scott Winter/Larry Miller
Innisfree M&A Incorporated
(212) 750-5833

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Marcato International Master Fund, Ltd. (“Marcato”) and the other Participants (as defined below) intend to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit proxies for, among other matters, the election of its slate of director nominees at the 2017 annual shareholders meeting of Buffalo Wild Wings, Inc., a Minnesota corporation (“BWW”).

The participants in the proxy solicitation are Marcato, Marcato Capital Management LP, Emil Lee Sanders, Richard T. McGuire III, Sam Rovit and Scott O. Bergren (collectively, the “Participants”).

MARCATO STRONGLY ADVISES ALL SHAREHOLDERS OF BWW TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, INNISFREE M&A INCORPORATED, TOLL-FREE AT (888) 750-5834 (BANKS AND BROKERS MAY CALL COLLECT AT (212) 750-5833).

As of the date hereof, Marcato directly owns 950,000 shares of common stock, no par value, of BWW (the “Common Stock”), representing approximately 5.2% of the outstanding shares of Common Stock.

In addition, Marcato Capital Management LP, as the investment manager of Marcato, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock held by Marcato and, therefore, may be deemed to be the beneficial owner of such shares.  By virtue of Mr. McGuire’s position as the managing partner of Marcato Capital Management LP, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock held by Marcato and, therefore, Mr. McGuire may be deemed to be the beneficial owner of such shares.